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                          UNITED STATES                                            -----------------------------
                SECURITIES AND EXCHANGE COMMISSION                                          OMB APPROVAL
                         Washington, D.C. 20549                                    -----------------------------
                                                                                   OMB Number:        3235-0058
                                                                                   Expires:    January 31, 2002
                             FORM 12b-25                                           Estimated average burden
                                                                                   hours per response..... 2.50
                                                                                   -----------------------------
                                                                                        ------------------------
                     NOTIFICATION OF LATE FILING                                            SEC FILE NUMBER
                                                                                                O-23806

                                                                                        ------------------------
                                                                                        ------------------------
(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11 K [X] Form 10Q [_] Form N-SAR            CUSIP NUMBER
                                                                                        ------------------------
                                                                                              449 775 10 5
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          For Period Ended: September 30, 2000
                            ------------------
          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:____________________________________

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

I/NET, Inc.
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Full Name of Registrant

643 W. Crosstown Parkway
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Address of Principal Executive Office (Street and Number)

Kalamazoo, Michigan 49008
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City, State and Zip Code


PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     I/NET, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000 because events have recently come to the attention of the Company that may require it to revise the carrying value of its investments, and the Company cannot do so prior to November 14, 2000 without unreasonable effort and expense. The Company intends to file its Form 10-QSB within the time period prescribed by Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Stephen J. Markee              616                          344-3017
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     (Name)                   (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [_] Yes  [X] No

I/NET, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                 I/NET, Inc.


Date: November 14, 2000          /s/ Stephen J. Markee
                                 ---------------------------------------------
                                 By Stephen J. Markee, Director, President,
                                 Chief Executive Officer and Chief Financial
                                 Officer